

July 29, 2014

Via E-mail
Mr. Daniel E. Bachus
Chief Financial Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

      Re: **Grand Canyon Education, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2013
                 File No. 001-34211
                 Filed February 20, 2014

Dear Mr. Bachus:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 3 Summary of Significant Accounting Policies

Revenue Recognition, page 70

1. We note that the majority of your students fund their education through loans and/or grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder ("Title IV"). We understand that when a student, who has received Federal Student Aid, withdraws from the University prior to completing a course or payment period, the University may have a return to Title IV requirement. In addition, if a student withdraws after the University's institutional refund period expires, the student will be directly responsible for the portion of the tuition and fees

that they did not earn under Title IV rules. When this occurs, the University must collect the outstanding receivable using the student's second payment option, which is typically cash. You state that when a student withdraws after the refund period has expired, the University continues to recognize the tuition that was not refunded on a pro-rata basis over the applicable period of instruction. To help us better understand the relationship between Title IV rules and your revenue recognition policies, please provide us with the following information. You may find it helpful to include examples as part of your response.

- Explain how your online academic delivery model coincides with disbursements of funds under Title IV and what impact it has on your revenue recognition process, including how your tuition and fee refund policy interacts with the return of Title IV policy;
- Tell us how you define a "payment period" for purposes of the return of Title IV funds;
- Tell us how you evaluate collectability of revenue when a student begins attending class;
- Tell us if you reassess collectability of revenue when a student withdraws from a course and/or the institution or at any other time during the payment period;
- Tell us how you determine that a student has withdrawn from the University and how you are notified of the withdrawal;
- Tell us how revenue is recognized for a particular course if a student withdraws from the institution before or after the institution's refund period elapses;
- Tell us how revenue is recognized for a particular course if a student withdraws from the institution before earning 100% of the funds he or she was scheduled to receive during the period; and
- Tell us how revenue is recognized for courses a student takes in order to complete a "payment period" (e.g. due to course drops or failures.)

Note 5. Valuation and Qualifying accounts, page 73

2. We note your accounting policy for the allowance for doubtful accounts and that in the third quarter of 2011, the University accelerated the write-off of inactive student accounts such that the accounts are written off by day 150, while maintaining its historical write off policy for active student accounts. In this regard we note that as a result of the change, you wrote off a significant amount of receivables.   Please tell us in more detail about this policy and the underlying reasons for the change. Please also tell us about the underlying reason for the majority of the gross accounts receivable reported as of the end of the period. For example, the majority may relate to receivables stemming from amounts due from students who withdrew prior to earning the financial aid for which they applied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director